Exhibit (A)(2)

ONI SYSTEMS CORP. FORM OF LETTER OF TRANSMITTAL (Election to Participate)

PARTICIPATION INSTRUCTIONS:

1.
COMPLETE THIS FORM, SIGN IT, AND HAND DELIVER IT TO ONI SYSTEMS STOCK ADMINISTRATION. YOU CAN ALSO FAX IT TO (408) 571-3925 OR MAIL IT TO ONI SYSTEMS CORP., STOCK ADMINISTRATION, 5965 SILVER CREEK VALLEY ROAD, SAN JOSE, CALIFORNIA 95138, AS SOON AS POSSIBLE, BUT IN ANY EVENT, BEFORE 9:00 p.m., PACIFIC TIME, ON NOVEMBER 19, 2001.

2.
ENSURE THAT YOU RECEIVE CONFIRMATION OF RECEIPT FROM ONI SYSTEMS STOCK ADMINISTRATION WITHIN THREE BUSINESS DAYS. NOTE THAT EMPLOYEES WHO RETURN FORMS AFTER NOVEMBER 14, 2001 MAY NOT RECEIVE TIMELY CONFIRMATION.

          I am an employee of ONI Systems Corp. (“ONI Systems” or the “Company”). I have received and read the Offer to Exchange including the Summary Term Sheet. I understand that I may cancel any options having an exercise price greater than or equal to $6.00 per share under the ONI Systems Corp. 1998 Equity Incentive Plan (the “1998 Plan”), the ONI Systems Corp. 1999 Equity Incentive Plan (the “1999 Plan”) and the ONI Systems Corp. 2000 Equity Incentive Plan (the “2000 Plan” and, collectively with the 1998 Plan and the 1999 Plan, the “Plans”). I also understand that if I cancel any of these options, I must cancel all options granted on or after May 19, 2001, regardless of the exercise price. In return, I will be granted a new nonqualified option(s) no earlier than the date that is six months and one day following the date the Company cancels the option(s) accepted for exchange (the “replacement grant date”), provided that I am still employed by the Company on that date. The number of shares subject to my new option(s) will be equal to the number of shares subject to the option(s) I elected to cancel, with adjustments for any stock splits, stock dividends and similar events. The exercise price of the new option(s) will be equal to the closing sale price of our common stock as reported on the Nasdaq National Market on the replacement grant date (or the last trading day before the replacement grant date, if the market for trading in our stock is closed on such date). I understand that, the new option(s) will be vested to the same degree that my cancelled option(s) would have been vested on the replacement grant date, with the unvested portion of the new option(s) vesting in accordance with the vesting schedule of my cancelled option(s).

          I understand that my employment with ONI Systems is on an at-will basis and that nothing in the Offer to Exchange or New Grant Program modifies or changes that, and that if my employment with ONI Systems or one of its subsidiaries is terminated by me or ONI Systems voluntarily, involuntarily, or for any reason or no reason, before my new option(s) are granted, I will not have a right to any stock option(s) that were previously cancelled, and I will not have a right to the grant that I would have been eligible to receive on the replacement grant date. I further understand that in the event of a change of control of ONI Systems occurring before the replacement grant date, it is possible that I will not receive replacement option(s), securities of the surviving corporation or other consideration in exchange for my cancelled option(s).

          I also understand that except for the exercise price and status as nonqualified stock option(s) for cancelled incentive stock option(s), the terms and conditions of the new option(s) will be substantially similar to the cancelled option(s). I understand that the new option(s) will have a new ten-year term starting on the replacement grant date.

          I further understand that I will not be eligible to receive any other stock option(s) until the replacement grant date.

          I recognize that, under certain circumstances stated in the Offer to Exchange, the Company may terminate or amend the new grant program and postpone its acceptance and cancellations of any option(s) elected for exchange. In such event, I understand that the option(s) delivered with this Letter of Transmittal (Election to Participate) but not accepted for exchange will be returned to me.

          I understand that a Personnel Option Status report is available upon request from the Company’s Stock Administration Department. I have reviewed, and/or consulted with ONI Systems Stock Administration regarding, my outstanding options.

☐	I hereby elect to exchange and cancel and give up my entire ownership interest in the options set forth in the table below. [PLEASE TYPE OR PRINT CLEARLY]

Option No.	Grant Date	No. of Shares Outstanding Under Such Option	Exercise Price	ISO/NSO

          Additionally, pursuant to the terms and subject to the conditions of the Offer to Exchange and this Letter of Transmittal (Election to Participate), I hereby elect to cancel all options granted after May 19, 2001 (even if I did not list them above). I understand they will become null and void on the date the Company accepts my options for exchange. I acknowledge that this election is entirely voluntary. I also acknowledge that I will be unable to revoke this Letter of Transmittal (Election to Participate) after 9:00 p.m., Pacific Time, on November 19, 2001.

Date:	Signature of Optionee
E-mail address where ONI Systems Stock Administration can send confirmation of receipt of this Letter of Transmittal (Election to Participate)	Name of Optionee Country where employed Social Security Number (U.S. employees)